UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BGM Group Ltd
Full Name of Registrant

Former Name if Applicable

No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District
Address of Principal Executive Office (Street and Number)

Chengdu, People’s Republic of China, 610200
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BGM Group Ltd (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its annual report on Form 20-F for its fiscal year ended September 30, 2025 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time without unreasonable effort or expense. As disclosed in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 19, 2025, the Company entered into a transaction agreement with the existing shareholders of XY Management (as defined below) in connection with its acquisition of 100% of the equity securities of YX Management Company Limited (“XY Management”). This transaction is referred to herein as the “Acquisition.” The Company requires additional time to finalize its consolidated financial statements because it needs to consolidate XY Management and complete the acquisition accounting related to the Acquisition.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chen Xin, Co-Chief Executive Officer	(86) 18780187919
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BGM Group Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 30, 2026

	By:	/s/ Chen Xin
	Name:	Chen Xin
	Title:	Co-Chief Executive Officer